UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

July 4, 2008

To whom it may concern

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda
President & CEO
Head Office:	1-5-5 Otemachi,
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement regarding Determination of Terms of the Preferred Securities

Mizuho Financial Group, Inc. (“MHFG”) has determined the terms of the preferred securities announced in the “Announcement regarding Establishment of an Overseas Special Purpose Subsidiary and Issuance of ‘Non-Dilutive’ Preferred Securities” dated May 15, 2008, as outlined below. Neither series of the preferred securities below is convertible into common stock of MHFG.

Issuer	Mizuho Capital Investment (JPY) 3 Limited (an overseas special purpose subsidiary established in the Cayman Islands, the voting rights of which are wholly owned by MHFG)
Type of Security	Japanese Yen denominated Non-cumulative Perpetual Preferred Securities Series A	Japanese Yen denominated Non-cumulative Perpetual Preferred Securities Series B
(not convertible into MHFG’s common stock)
Aggregate Issue Amount	249.5 billion Japanese Yen	53.5 billion Japanese Yen
Dividend Rate	3.85% per annum (fixed dividend rate until June 2019) Floating dividend rate after June 2019 (with step-up)	4.26% per annum (fixed dividend rate until June 2019) Floating dividend rate after June 2019 (Non step-up)
Issue Price	100 million Japanese Yen per preferred security
Scheduled Payment Date	July 11, 2008
Use of Proceeds	To be ultimately provided to the banking subsidiaries as perpetual subordinated loans.
Liquidation Preference	Both of the above series of the preferred securities are intended to rank, as to rights related to the liquidation preferences, effectively pari passu with preferred stock issued by MHFG.
Method of Offering	Private placement to domestic qualified institutional investors

Contact: Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

Note:	This document is prepared for the purpose of public disclosure of determination of the terms of the preferred securities, and does not constitute an offer for sale or a solicitation of an offer for purchase of any securities in and outside of Japan (the “Solicitation Activity”), nor for the conducting of Solicitation Activity.

The preferred securities set forth above have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.